  As filed with the Securities and Exchange Commission on November 22, 1999
                                                      Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------
                               DIGENE CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                      52-1536128
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                         ------------------------------
                       9000 Virginia Manor Road, Suite 207
                           Beltsville, Maryland 20705
                                 (301) 470-6500
                        (Address, including zip code, and
                     telephone number, including area code,
                  of registrant's principal executive offices)

                              Charles M. Fleischman
                      President and Chief Financial Officer
                               Digene Corporation
         9000 Virginia Manor Road, Suite 207, Beltsville, Maryland 20705
                                 (301) 470-6500
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                         ------------------------------
                                   Copies to:

       Morris Cheston, Jr., Esq.                     James R. Tanenbaum, Esq.
Ballard Spahr Andrews & Ingersoll, LLP            Stroock & Stroock & Lavan LLP
    1735 Market Street, 51st Floor                       180 Maiden Lane
   Philadelphia, Pennsylvania  19103              New York, New York 10038-4982
            (215) 665-8500                                (212) 806-5400

                         ------------------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

                         ------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                                 --------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                          ---------------------
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

===================================================================================================================================
                                                          CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
     Title of each class of                                                   Proposed maximum aggregate            Amount of
   securities to be registered               Amount to be registered                offering price(1)           registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share           1,500,000 shares                     $25,687,500                 $7,141.13
====================================================================================================================================

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS

                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1999

                               DIGENE CORPORATION

                                1,500,000 SHARES
                                  COMMON STOCK

     The selling stockholders are offering to sell 1,500,000 shares of our common stock with this prospectus. We will not receive any of the proceeds from sales of these shares by the selling stockholders.

     The selling stockholders acquired the offered shares directly from us and certain of our stockholders in a private placement that was exempt from the registration requirements of the federal securities laws. We are required to register these shares under the terms of the Purchase Agreements, each dated as of November 18, 1999, among us, certain of our stockholders and the selling stockholders named in this prospectus.

     Our common stock is traded on the Nasdaq National Market under the symbol "DIGE." On November 19, 1999, the last sale price of the common stock, as reported on the Nasdaq National Market, was $17.6875 per share.

     The selling stockholders may sell their shares from time to time on the Nasdaq National Market or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

  BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF
        INVESTING IN COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is November 22, 1999

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, references to "we," "us" and "our" refer to Digene Corporation and its subsidiaries.

                                   -----------


                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION...........................................2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC.............................3
PROSPECTUS SUMMARY............................................................4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................7
RISK FACTORS..................................................................8
USE OF PROCEEDS..............................................................21
DIVIDEND POLICY..............................................................21
SELLING STOCKHOLDERS.........................................................21
PLAN OF DISTRIBUTION.........................................................24
LEGAL MATTERS................................................................25
EXPERTS......................................................................26

                                   -----------


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

     This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the common stock offered by this prospectus. This prospectus does not contain all the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the common stock offered by the selling stockholders.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     - Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999;

     -    Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

     -    Proxy Statement for the 1999 Annual Meeting of Stockholders; and

     -    Registration Statement on Form 8-A dated April 3, 1996.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

                Digene Corporation
                Attention: Charles M. Fleischman
                9000 Virginia Manor Road
                Suite 207
                Beltsville, Maryland 20705
                (301) 470-6500
                www.digene.com

                               PROSPECTUS SUMMARY

OUR BUSINESS

     This summary highlights information contained or incorporated by reference elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully including the documents incorporated by reference, and you should consider the information set forth under "Risk Factors."

     We develop, manufacture and market our proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. We have developed and are commercializing our patented Hybrid Capture(R) Gene Analysis System and tests in three areas: women's cancers and infectious diseases, blood viruses, and pharmaceutical clinical research. Our primary focus is in women's cancers and infectious diseases where our lead product is the only FDA approved test for human papillomavirus, or HPV, which is the cause of greater than 99% of cervical cancer cases. Our product portfolio also includes DNA tests for the detection of chlamydia, gonorrhea and other sexually transmitted infections. We believe our Hybrid Capture technology platform represents a significant improvement over existing technologies because of its accuracy, speed, ease of use and ability to quantitate DNA and RNA. In the United States, we market our products through a direct sales force and in other countries through distributors. Abbott Laboratories, one of the world's leading medical diagnostic companies, markets and distributes all of our women's cancers and infectious diseases products and certain of our blood virus products in Europe, Africa and the Middle East.

     Our commercial objective is to become the world leader in gene-based testing for women's cancers and infectious diseases. We are working to establish our HPV test as the standard for cervical cancer screening, the world's largest cancer screening market. Virtually all cases of cervical cancer are preventable if detected in the precancerous stage. Currently, the Pap smear is a test used to screen for cervical cancer. The Pap smear is a subjective, labor intensive test that has limited sensitivity and diagnostic accuracy leading to equivocal test results and false negative diagnoses, which result in significant costs to the healthcare system due to over-treatment or under-diagnosis.

     Our HPV test allows physicians to identify women who are most at risk of having or developing cervical disease and cervical cancer. We intend to capitalize on our leadership position in HPV testing to obtain a significant share of the global cervical cancer screening market, both as a primary screening test and as a follow-up to the Pap smear. We are targeting this global opportunity primarily by marketing our disease management strategy for cervical cancer screening to managed care providers in the United States and government-funded national screening programs outside the United States. In addition, we have developed a network of women's health advocates, public health providers and physician organizations to communicate the diagnostic and cost-effective benefits of HPV testing to physicians, reimbursement providers, testing laboratories and the public.

     We have applied our Hybrid Capture technology to provide for the simultaneous detection of chlamydia ("CT"), gonorrhea and other sexually transmitted infections, in addition to HPV, from a single patient sample. We also can use a liquid-based Pap smear sample for our DNA tests and have FDA approval to use the specimen provided by Cytyc Corporation's ThinPrep(R) Pap Test(TM) for our HPV tests. We believe the ability to perform multiple tests from a single patient specimen provides greater convenience to patients and their physicians and reduces healthcare costs by decreasing the frequency of patient visits and testing.

     Our second major focus is in blood viruses where we have developed unique testing products using our Hybrid Capture System to detect the presence of hepatitis B virus (HBV) and cytomegalovirus (CMV). These blood viruses are leading causes of morbidity and death. Our tests detect and measure the amount of virus in a patient sample, helping physicians determine disease prognosis and optimize the efficacy of the antiviral therapy. The sensitivity of our blood virus tests, along with their ability to quantitate viral load, provide a competitive advantage over other methods. Our CMV test is the only DNA test cleared for the detection of CMV by the FDA. Abbott, one of the world's leading providers of HBV tests, is selling our HBV and CMV products in Europe, Africa and the Middle East where we believe that our HBV test is the leading HBV DNA test.

     Our Hybrid Capture System utilizes signal amplification and combines the accuracy of nucleic acid probe diagnostics with the ease of use and mass-market capabilities of the antibody-based immunodiagnostic systems that are used routinely by clinical labs today. Our Hybrid Capture technology uses RNA probes to bind specific DNA sequences to create hybrid DNA:RNA molecules. The captured hybrids are then reacted with our proprietary signal amplification system which uses antibodies to detect DNA:RNA hybrids. The Hybrid Capture System and tests are sensitive, rapid, accurate, objective, non-invasive and easy to use, and can be performed by laboratory staff using standardized testing equipment. Recently, we have developed an automated, microplate-based Hybrid Capture testing system. In the pharmaceutical clinical research area, we are utilizing the capabilities of our Hybrid Capture System to identify, develop and validate new gene-based testing opportunities. As a result of the high throughput capability of the Hybrid Capture System, PE Biosystems entered into an exclusive technology and marketing partnership with us to address opportunities in high throughput gene expression screening for pharmaceutical drug discovery.

     We have established a strong proprietary position in our Hybrid Capture technology. We have an exclusive license to a patent covering the use of the monoclonal antibodies, which are central to the Hybrid Capture detection system. Additionally, in July 1999, the European Patent Office allowed a broad patent covering the entire Hybrid Capture System. We have exclusive licenses and co-exclusive cross licenses with the Institut Pasteur to issued and pending patents covering the use of HPV genetic sequences from six of the thirteen key cancer causing HPV types. We believe that these patents create a unique proprietary position for Digene in the HPV testing field.

     We have achieved a number of important regulatory milestones over the last year. Our next generation Hybrid Capture II HPV Test received premarket (PMA) approval from the FDA in March 1999 and our Hybrid Capture II CT Test received 510(k) clearance from the FDA in October 1999. In 1999, our portfolio of women's cancers and infectious disease tests was cleared for sale in almost every major European country and in Brazil and Argentina. In the blood virus area, our Hybrid Capture CMV Test received 510(k) clearance from the FDA in October 1998. In addition, we received ISO 9001 certification in June 1999.

     We also have achieved a number of important commercial milestones over the past year. We entered into a partnering arrangement with PE Biosystems in October 1998 and into a marketing and distribution alliance with Abbott in May 1999. Our Hybrid Capture HPV Test was used in numerous clinical trials, and the results of such trials were published in peer reviewed publications. We developed a program to expand reimbursement coverage for our products, resulting in coverage in the United States for our Hybrid Capture HPV Tests from significant managed care providers.

CORPORATE INFORMATION

     We were incorporated in Delaware in 1987. Our principal executive offices are located at 9000 Virginia Manor Road, Beltsville, Maryland 20705. Our telephone number is (301) 470-6500. After January 1, 2000, our principal executive offices will be located at 1201 Clopper Road, Gaithersburg, Maryland 20878 and our telephone number will be 800-DIGENE-1.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain "forward-looking statements" based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in "Risk Factors" and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  RISK FACTORS

     An investment in our common stock offering is very risky. You should carefully consider the following risk factors in addition to the remainder of this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES AND ANTICIPATE WE WILL INCUR CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

     We have had substantial operating losses since incorporation in 1987, and we have never earned a profit. At September 30, 1999, our accumulated deficit was approximately $49.8 million. These losses have resulted principally from:
(1) expenses associated with our research and development programs; (2) the expansion of our manufacturing facilities; and (3) the expansion of our sales and marketing activities in the United States and abroad.

     We expect that these operating losses will continue for the foreseeable future. Our future profitability depends, in part, on:

     -    the success of our product development efforts;
     - obtaining regulatory approvals for our product candidates from the FDA and foreign regulatory authorities;
     - our ability to expand our manufacturing capabilities to meet any increase in demand for our products; and
     -    our sales and marketing activities.

OUR OPERATING RESULTS HAVE, AND MAY CONTINUE TO, FLUCTUATE SIGNIFICANTLY.

     Our quarterly operating results have fluctuated significantly in the past. We believe that they may continue to fluctuate significantly in the future with lower product revenues in our first and second fiscal quarters (July 1 through December 31) as compared with our third and fourth fiscal quarters of each year. The lower demand for certain women's health-related medical procedures during the summer months and the December holiday season in the United States and Europe primarily causes this fluctuation.

     In addition, our quarterly operating results, as well as our annual results, may fluctuate from period to period due to:

     -    the degree of market acceptance of our products;
     -    the timing of regulatory approvals and other regulatory announcements;
     -    variations in our distribution channels;
     - the timing of new product announcements and introductions of new products by us and our competitors; and



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

     -    product obsolescence resulting from new product introductions.

     Due to any one or more of these or other factors, in one or more future quarters our results of operations may fall below the expectations of securities analysts and investors.

WE HAVE LIMITED MANUFACTURING EXPERIENCE, AND OUR MANUFACTURING OPERATIONS MAY BE INTERRUPTED AS A RESULT OF OUR PLANNED MOVE.

     We have limited commercial-scale manufacturing experience and capabilities, and we anticipate that we will be required to expand our manufacturing capabilities.

     To address this anticipated expansion, we have entered into a lease for a new facility in Gaithersburg, Maryland. We intend to relocate our corporate, research and development and manufacturing operations to this new facility in December 1999. We cannot begin manufacturing activities at the new facility until our manufacturing process there has been validated by the FDA. The FDA may not provide such validation in a timely manner which could delay our ability to meet the demand for our products. To minimize this potential problem, we will continue manufacturing certain components in our Beltsville, Maryland facility until our new facility is validated appropriately and will stockpile product inventory during this second quarter of fiscal 2000. This stockpiling will cause an increase in our expenses for this period.

     Once the new facility is validated by the FDA, it will still be subject, on an ongoing basis, to a variety of quality systems regulations, international quality standards and other regulatory requirements, including requirements for good manufacturing practices, which are commonly referred to as "cGMP." The integration of our manufacturing operations into this new facility may result in problems involving production yield and quality control and assurance. We may encounter difficulties expanding our manufacturing operations in accordance with these regulations and standards, which could result in a delay or termination of manufacturing.

WE MANUFACTURE ALL OF OUR PRODUCTS IN A SINGLE FACILITY.

     We face risks inherent in the operation of a single facility for manufacture of our products. These risks include unforeseen plant shutdowns due to personnel, equipment or other factors, and the possible inability of our facility to produce products in quantities sufficient to meet customer demand. Any delay in the manufacture of our products could result in delays in product shipment.

OUR PRODUCTS MAY NOT BE FULLY ACCEPTED BY THE MARKET.

     We cannot predict whether the worldwide medical community will accept our technology to the extent we believe is appropriate or to the extent which is required for us to operate profitably. Our success depends, in part, upon the acceptance by third-party payors, clinical laboratories and healthcare providers of our Hybrid Capture technology as a clinically useful and cost-effective detection, screening and monitoring method in the areas of women's cancers and infectious diseases and blood viruses.

     In addition, our growth and success will depend upon market acceptance by the medical community of our HPV tests as a primary cervical cancer screening method and as a follow-up screening method for women with equivocal Pap smears. This entails acceptance of our HPV tests as a clinically useful and cost-effective alternative to well-established follow-up procedures, such as Pap smear re-testing, colposcopy and biopsy. HPV testing, in general, or our HPV tests, in particular, may not achieve market acceptance on a timely basis and, in fact, may never achieve market acceptance.

     Furthermore, technological advancements designed to improve quality control over sample collection and preservation, and to reduce the Pap smear test's susceptibility to human error, may serve to increase physician reliance on the Pap smear and solidify its market acceptance. If marketed as an adjunct to the Pap smear test for primary screening in the United States, our HPV tests may be seen as adding unnecessary expense to the accepted cervical cancer screening methodology. Consequently, we can provide no assurance that our HPV tests will be able to achieve market acceptance as a primary screening test on a timely basis, or at all.

OUR SALES TO INTERNATIONAL MARKETS ARE SUBJECT TO ADDITIONAL RISKS THAT ARE BEYOND OUR CONTROL.

     Our international sales and operations may be limited or disrupted by:

     -    the imposition of government controls;
     -    export license requirements;
     -    economic and political instability;
     -    price controls;
     -    trade restrictions;
     -    changes in tariffs; and
     -    difficulties with foreign distributors.

     Generally, the extent and complexity of regulation of medical products are increasing worldwide, with regulation in some countries already nearly as exhaustive as that in the United States. We anticipate that this trend will continue and that the cost and time required to obtain approval to market in any given country will increase with no assurance that such approval will be obtained. Additionally, our business, financial condition and results of operations may be materially and adversely affected by fluctuations in currency exchange rates as well as increases in duty rates and difficulties in obtaining required licenses and permits.

     We may not be able to successfully commercialize any of our products in any foreign market beyond the level of commercialization we have already achieved. In addition, the laws of some countries do not protect our proprietary rights to the same extent as those of the United States.



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

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE.

     We have limited sales and marketing experience and may be unable to successfully establish and maintain a significant sales and marketing organization. Due to the relatively limited market awareness of our products, we believe that the marketing effort may be a lengthy process.

     We intend to continue using a direct sales force as well as a network of distributors to market and sell our HPV tests, chlamydia and gonorrhea tests and blood virus tests. Our direct sales force may not succeed in promoting our products to third-party payors, clinical laboratories, healthcare providers and government entities. The risks of pursuing this strategy include:

     - we may be unable to recruit and retain skilled sales, marketing, service or support personnel;
     - agreements with distributors for U.S. and foreign sales may not be available on terms commercially reasonable to us, or at all; and
     -    our sales and marketing efforts may be unsuccessful.

OUR SALES ARE HIGHLY DEPENDENT ON A SINGLE INTERNATIONAL DISTRIBUTOR.

     In May 1999 we entered into a marketing and distribution agreement with Abbott Laboratories. Under this agreement, Abbott is exclusively responsible for sales and marketing of certain of our Hybrid Capture products in Europe, Africa and the Middle East and, when cleared by the FDA, our Hybrid Capture II Chlamydia and Gonorrhea Tests in the United States. We expect that sales to Abbott will constitute a significant portion of our total revenues for the foreseeable future. We could be materially adversely affected by:

     -    the loss of Abbott's sales and marketing infrastructure;
     - a significant decrease in product shipments to or an inability to collect receivables from Abbott; or
     -    any other adverse change in our relationship with Abbott.

OUR SALES ARE HIGHLY DEPENDENT ON REIMBURSEMENTS FROM THIRD-PARTY PAYORS.

     Sales of our products in the United States and other markets will depend, in part, on the availability of adequate reimbursement from third-party payors, such as government insurance plans, including Medicare and Medicaid in the United States, managed care organizations and private insurance plans. Third-party payors often express reluctance to reimburse healthcare providers for the use of any medical test incorporating new technology, such as ours. Reimbursement by a third-party payor may depend on a number of factors, including the payor's determination that our products are clinically useful, cost-effective, not experimental or investigational, and medically necessary and appropriate for the specific patient.

     Because each payor individually approves reimbursement, seeking such approvals is a time consuming and costly process which requires us to provide scientific and clinical support for the use of each of our products to each payor separately. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and in many instances are exerting pressure on medical suppliers to lower their prices. Thus, third-party reimbursement may not be consistently available for our products or financially adequate to cover our costs and achieve profitability.

     Outside the United States, the responsibility for obtaining reimbursement approval from third-party payors is handled by our distributors and, therefore, is out of our direct control. Healthcare reimbursement systems vary from country to country and, accordingly, we cannot guarantee that third-party reimbursement will be available for our products under any other reimbursement system.

FUTURE LEGISLATION COULD AFFECT OUR ABILITY TO ACHIEVE PROFITABILITY.

     One of our ongoing concerns is that from time to time, Congress has considered restructuring the delivery and financing of healthcare services in the United States. We cannot predict what form of legislation, if any, may be implemented or the effect of this legislation on our business. It is possible that future legislation will contain provisions which may adversely affect our business, financial condition and results of operations. It is also possible that future legislation could result in modifications to the nation's public and private healthcare insurance systems, which could negatively affect reimbursement policies or encourage integration or reorganization of the healthcare industry in a manner that could negatively affect us. We cannot predict what legislation, if any, relating to our business or to the healthcare industry may be enacted.

OUR STRATEGY FOR THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND PRODUCT CANDIDATES IS DEPENDENT IN PART ON COLLABORATIONS WITH THIRD PARTIES.

     We have entered into and intend to continue to enter into corporate collaborations for the development of new products, clinical collaborations with respect to trials using our products and product candidates and strategic alliances for the distribution of our Hybrid Capture System and tests. Our success depends in large part on the efforts of these third parties in performing their responsibilities. We cannot assure you that we will be able to enter into arrangements that may be necessary in order to develop and commercialize our products or that we will realize any of the contemplated benefits from these arrangements. Furthermore, we cannot assure you that any revenues or profits will be derived from our collaborative and other arrangements.

WE FACE INTENSE COMPETITION IN THE BIOTECHNOLOGY INDUSTRY.

     The medical diagnostics and biotechnology industries are subject to intense competition. We can provide no assurance that we will be able to compete successfully against existing or future competitors. For certain of our tests, we also compete against existing detection, screening



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

and monitoring technologies, including the Pap smear, tissue culture and antigen-based diagnostic methodologies.

     Our existing and potential competitors may be able to develop technologies that are as effective as, or more effective or easier to interpret than those offered by us, which would render our products noncompetitive or obsolete. Moreover, many of our existing and potential competitors have substantially greater financial, research and development, marketing, sales, manufacturing, distribution and technological resources than us.

     In addition, many of these companies may have established third-party reimbursement for their products. In marketing our HPV tests for primary cervical cancer screening either in conjunction with or separate from the Pap smear, our tests will compete against the Pap smear, which is widely accepted as an inexpensive and, with regular use, adequate screening test for cervical cancer. Additionally, in marketing our HPV tests for the follow-up screening of women with equivocal Pap smears in the United States, we compete with well-established follow-up procedures, such as Pap smear re-testing, colposcopy and biopsy, which are also widely accepted and have a long history of use.

     We face competition from a variety of technologies in the blood virus area. There are several advanced technologies commercially available for the detection and viral load measurement of HIV and hepatitis B virus. Additionally, there are several emerging DNA probe amplification technologies to detect CMV being developed by competitors.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, PERMITTING COMPETITORS TO DUPLICATE OUR PRODUCTS AND SERVICES.

     Patent protection for our technologies and products will be a crucial factor in our ability to develop and commercialize our products. Because of the substantial length of time and expense associated with bringing new products through development to the marketplace, the medical diagnostics and biotechnology industries place considerable importance on obtaining and maintaining patent and trade secret protection for new technologies, products and processes. Large pharmaceutical companies consider a strong patent estate critical when they evaluate whether to enter into a collaborative arrangement to support the research, development and commercialization of a technology. Without the prospect of reasonable patent protection, it would be difficult for us or any corporate partner to justify the time and money that is necessary to complete the development of a product.

     We have obtained rights to certain patents and patent applications and may, in the future, obtain, or seek rights from third parties to additional patents and patent applications. We can provide no assurance that patent applications relating to our products or technologies will result in patents being issued, that any issued patents will afford adequate protection to us, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, we can provide no assurance that others have not developed, or will not develop, similar products or technologies that will compete with our products or technologies without infringing upon our intellectual property rights.

     Any success in protecting our proprietary rights will depend in large part on our ability to:

     - obtain, maintain and enforce patent protection for our products and technologies both in the United States and internationally;
     -    license rights to patents from third parties;
     -    maintain trade secret protection;
     -    operate without infringing upon the proprietary rights of others; and
     -    prevent others from infringing our proprietary rights.

     Any licenses we may be required to secure under any patents or proprietary rights of third parties may not be made available on terms acceptable to us, if at all. Moreover, the laws of certain countries may not protect our proprietary rights to the same extent as United States law.

     In addition to the risk that we could be a party to patent infringement litigation, the U.S. Patent and Trademark Office, or its foreign counterparts, could require us to participate in patent interference proceedings that it declares. These proceedings are often expensive and time-consuming, even if we were to prevail in such a proceeding. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings typically are costly, protracted and offer no assurance of success.

     We have received inquiries regarding possible patent infringements relating to, among other things, certain aspects of our Hybrid Capture technology. We believe that the patents of others to which these inquiries relate are either not infringed by our Hybrid Capture technology or are invalid. Nevertheless, we cannot be sure that our patents and patent applications will adequately protect our Hybrid Capture technology. With respect to our products for the detection of HPV, we continue to negotiate with a third party regarding a license to a pending United States patent application which might cover one of the HPV types utilized in our Hybrid Capture II HPV Test. If the patent issues and if a license is necessary, our failure to successfully negotiate a license on commercially reasonable terms, or at all, may require us to redesign our Hybrid Capture II HPV Test to exclude this HPV type. Such exclusion could result in delays in approval or marketing of the redesigned Hybrid Capture II HPV Test in the United States.

     In June 1999, Enzo Biochem, Inc. filed an action in the U.S. District Court for the State of New York against Chugui Pharmaceutical Co., Ltd and its subsidiaries Chugui Pharma U.S.A., Inc. and Gen-probe Incorporated, bioMerieux, Inc. and Becton Dickinson and Company for infringement of Enzo Biochem's United States patent covering genetic probes for detecting Neisseria gonorrhoeae. In October 1999, Enzo Biochem contacted us to determine whether our Hybrid Capture II Gonorrhea Test might infringe such patent. We have evaluated this matter and its potential impact on our gonorrhea test. After consultation with our patent counsel, we believe that the Enzo Biochem United States patent is invalid. We cannot assure you that we will not become involved in litigation with Enzo Biochem. In addition, we can provide no assurance that we will not be subject to further claims that our technology, including our Hybrid Capture technology, or our products, infringe the patents or proprietary rights of third parties.

     Our success also is dependent upon the skill, knowledge and experience of our scientific and technical personnel. To help protect our rights, we require all employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside our company and require disclosure, and in most cases, assignment to us of their ideas, developments, discoveries and inventions. We can provide no assurance, however, that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS.

     The FDA product clearance process is unpredictable and uncertain. We can provide no assurance that the necessary approvals or clearances for our product candidates will be granted on a timely basis, or at all. In particular:

     - we may be unable to collect adequate data to support a premarket approval for either our HIV test or hepatitis B virus test or to receive approval for those tests in a timely manner;

     - the FDA may determine that our gonorrhea or our combined chlamydia and gonorrhea tests are not substantially equivalent to legally marketed devices or that additional information or data is needed to make such a determination;

     - we may be unable to obtain or keep valid marketing authorization from one or more of the countries to which we export our products;

     - we, or recipients of our products that are limited to research use only may fail to comply with the user certification requirements and other regulatory limitations placed on the distribution and use of these devices, which could result in an enforcement action by the FDA against us; or

     - we may lose previously received approvals, particularly the approvals for our HPV tests using our Hybrid Capture I and II technologies.

     Further, we must comply with similar requirements of foreign governments and with import and export regulations when distributing our products to foreign nations. Each foreign country's regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort. The regulation of medical devices in a number of jurisdictions, particularly in the European Union, continues to develop.

CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES ARE EXPENSIVE AND THEIR OUTCOME IS UNCERTAIN.

     Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we or our corporate partners must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

     Historically, the results from preclinical testing and early clinical trials have often not predicted results of later clinical trials. A number of new medical devices have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities is susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

     Clinical trials conducted by us, by our collaborators or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for our product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

     Completion of clinical trials may take several years or more. The length of time can vary substantially with the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

     - our inability to manufacture sufficient quantities of materials used for clinical trials;
     -    our inability to recruit patients at the expected rate;
     - the failure of clinical trials to demonstrate a product candidate's efficacy;
     -    our inability to follow patients adequately after treatment;
     -    our inability to predict unforeseen safety issues; and
     -    the potential for unforeseen governmental or regulatory delays.

     If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical testing and clinical trials. As a result of these failures, we may also be unable to find additional collaborators or to obtain additional financing.

CERTAIN KEY COMPONENTS OF OUR PRODUCTS ARE PROVIDED BY A SINGLE SUPPLIER.

     Several key components of our products come from single source suppliers. These suppliers are subject to many strict regulatory requirements regarding the supply of these components. We cannot be sure that these suppliers will comply, or have complied, with applicable regulatory requirements or that they will otherwise continue to supply us with the key components we require. If suppliers are unable or refuse to supply us, or will supply us only at a prohibitive cost, we may not be able to access additional sources at acceptable prices, on a timely basis, if ever.

     We acquire these components on a purchase-order basis, meaning that the supplier is not required to supply us with a specified quantity of product within a given time period or set-aside part of its inventory for our orders. We have not arranged for alternative supply sources.

     In the event that we cannot obtain sufficient quantities of these components on commercially reasonable terms, or in a timely manner, we would not be able to manufacture our products on a timely and cost-competitive basis.

     In addition, if any of the components of our products are no longer available in the marketplace, we may be forced to further develop our technology to incorporate alternate components. The incorporation of new components into our products may require us to seek necessary approvals from the FDA or appropriate foreign regulatory agencies prior to commercialization. We can provide no assurance that this development would be successful or that, if developed by us or licensed from third parties, any alternative components would receive requisite regulatory approval on a timely basis, or at all.

     The success of our products based on our Hybrid Capture technology will depend, in part, on our ability to arrange for the distribution to our customers of luminometers and related software and equipment with the capability to analyze the results of our tests. Two suppliers currently provide us with all of our luminometers. We may be unable to locate other suppliers if our current suppliers fail to produce luminometers for us in accordance with specifications, in accordance with applicable regulations and on a timely basis. Even if we could locate an alternate supplier, that supplier may be more expensive than our current suppliers and may require substantial lead time. Any of these events could significantly inhibit our ability to market our Hybrid Capture products.

RAPID GROWTH MAY PLACE SIGNIFICANT DEMANDS ON OUR PERSONNEL.

     We currently have limited management and administrative resources. If we are successful in implementing our business strategy, we may experience a period of rapid growth and expansion which could place significant additional demands on our management and administrative resources.

OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT.

     We have completed an assessment of our manufacturing and research equipment, computer programs and telephone systems and have identified the mission-critical equipment, computer programs and systems that were not year 2000 compliant, more than 90% of which have been upgraded and/or vendor-certified for year 2000 compliance. We have also tested a majority of such mission-critical equipment, computer programs and systems for year 2000 compliance. We have substantially completed our upgrade and replacement activities and expect to complete the remainder of our testing activities by December 1999. During the remainder of calendar 1999, we intend to communicate with our significant raw material and product vendors to determine their respective states of year 2000 readiness.

     If we, or any third parties upon which we rely, are unable to address the year 2000 issue in a timely and successful manner, our business could be materially adversely affected.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS FOR WHICH OUR INSURANCE MAY BE INADEQUATE.

     We may be exposed to liability claims arising from the use of our products and the commercial sale of our products as well as from use of our products or product candidates in clinical trials. These claims may be brought by consumers, our collaborators or licensees or parties selling our products. We currently carry product liability insurance coverage but we can provide no assurance that this coverage will be adequate to protect us against future product liability claims or that product liability insurance will be available to us in the future on commercially reasonable terms, if at all. Furthermore, we can provide no assurance that we will be able to avoid significant product liability claims and the attendant adverse publicity.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION CONCERNING ENVIRONMENTAL MATTERS.

     We are subject to a variety of local, state and federal government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic, infectious or other hazardous substances used to manufacture our products. We cannot completely eliminate the risk of accidental contamination or injury from these materials. Moreover, we cannot be sure that our collaborative partners are currently complying with the governing standards. We also cannot be sure that we and our collaborative partners will be in compliance with such standards in the future or that we will not incur significant costs to comply with environmental laws and regulations in the future. If we were to fail to comply with any of these regulations, this failure could subject us to significant liabilities.

WE NEED TO SPEND SUBSTANTIAL FUNDS TO BECOME PROFITABLE.

     We have spent, and expect to continue to spend in the future, substantial funds to complete our planned product development efforts, expand our sales and marketing activities and expand our manufacturing operations. We expect that our existing capital resources will be adequate to fund our operations through calendar year 2000, but we cannot guarantee that this will be the case.

     Our future capital requirements and the adequacy of available funds will depend on numerous factors, including:

     -    the successful commercialization of our existing products;
     -    progress in our product development efforts;
     -    progress with regulatory affairs activities;
     -    the cost and timing of expansion of manufacturing operations;
     - the expansion of our European, African and Middle Eastern sales operations with Abbott;
     -    the growth and success of effective sales and marketing activities;
     -    successful relocation to our new facility;
     - the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
     - the development of strategic alliances for the marketing of our products.

     If funds generated from our operations, together with our existing capital resources, are insufficient to meet current or planned operating requirements, we will have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. We do not have any committed sources of additional financing, and we cannot provide assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, we may have to delay, scale-back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the relinquishment of our rights to certain of our technologies, product candidates, products or potential markets. Therefore, the inability to obtain adequate funds could have a material adverse impact on our business, financial condition and results of operations.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY THE ABILITY OF SUBSTANTIAL STOCKHOLDERS TO SELL.

     As discussed above under "We need to spend substantial funds to become profitable," we may issue additional equity securities to raise funds. In addition, at November 19, 1999, we were obligated to issue 3,626,276 shares of our common stock upon the exercise of stock options. Either event could reduce the ownership percentage of the current holders of our common stock and adversely affect the market price of our common stock.

     Further, a majority of our common stock currently outstanding is freely tradable without restriction, except as follows:

     - 4,785,751 shares are subject to lock-up agreements under which the holders of those shares have agreed not to sell or otherwise dispose of any of their shares for a period of ninety (90) days after the effective date of the resale registration statement; and

     - 4,785,751 shares currently owned by our affiliates and 86,493 additional shares may be sold only in compliance with the volume limitations and other provisions of Rule 144 under the Securities Act.

     Any stockholders that are not subject to these restrictions could freely sell all or a large number of their shares, which could adversely affect the market price of our common stock. Even if none of these sales happen, the perception by investors that sales might occur could adversely affect the market price of our common stock.

TWO OF OUR OFFICERS EFFECTIVELY CONTROL DIGENE, WHICH COULD ADVERSELY AFFECT THE INTERESTS OF OTHER STOCKHOLDERS.

     As of November 19, 1999, our Chairman and Chief Executive Officer and our President, Chief Operating Officer and Chief Financial Officer beneficially owned an aggregate of approximately 32.5% of our outstanding shares of common stock. As a result, these officers, acting together, effectively control the election of directors and matters requiring approval by our stockholders. Thus, they may be able to prevent corporate transactions such as mergers which might be favorable from our standpoint or the standpoint of the other stockholders.

ANTI-TAKEOVER CONSIDERATIONS.

     Our board of directors has the authority, without further action by the stockholders, to issue from time to time, up to 1,000,000 shares of preferred stock in one or more classes or series, and to fix the rights and preferences of such preferred stock. Our Certificate of Incorporation also provides for staggered terms for members of the board of directors. We are subject to provisions of Delaware corporate law which, subject to certain exceptions, will prohibit us from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of our common stock (referred to as an interested stockholder) for a period of three years following the date that such person became an interested stockholder, unless the business combination is approved in a prescribed manner. Additionally, our Bylaws establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of Delaware law and of our Certificate of Incorporation and Bylaws may have the effect of delaying, deterring or preventing a change in our control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock offered in this prospectus.


                                 DIVIDEND POLICY

     We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.


                              SELLING STOCKHOLDERS

     We are registering all 1,500,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

     In the purchase agreements, each selling stockholder has represented that he, she or it acquired the shares of our common stock for investment and with no present intention of distributing those shares. In addition, each selling stockholder has represented that he, she or it qualifies as an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933. We agreed in the purchase agreements to prepare and file a registration statement as soon as practicable and to bear all expenses other than fees and expenses of counsel or other advisors for the selling stockholders and underwriting discounts and commissions and brokerage commissions and fees. Accordingly, in recognition of the fact that the selling stockholders, even though they purchased the shares without a view to distribution, may wish to be legally permitted to sell the shares when each deems appropriate, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of:

     -    two years after the effective date of the registration statement; or

     - the date on which the shares offered in this prospectus may be resold by the selling stockholders without registration in accordance with Rule 144(k) under the Securities Act of 1933 or any other rule of similar effect.

     None of the selling stockholders has had a material relationship with us within the past three years except as a result of the ownership of the shares offered in this prospectus or other of our securities.

     The following table sets forth the name of each selling stockholder, the number of shares of common stock owned beneficially by each selling stockholder before and after this offering and the number of shares which may be offered pursuant to this prospectus. This information is based upon information provided by the selling stockholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.


                                          SHARES BENEFICIALLY           NUMBER OF SHARES          SHARES BENEFICIALLY
                   NAME                 OWNED PRIOR TO OFFERING           BEING OFFERED         OWNED AFTER OFFERING(3)
                   ----                 -----------------------           -------------         -----------------------
                                         NUMBER(1)    PERCENT(2)                              NUMBER(1)     PERCENT(2)
Alc Health Fund                           85,000           *                  85,000              0              *

Alc Munder Healthcare                     15,000           *                  15,000              0              *

Argonaut Investment Fund                   1,200           *                   1,200              0              *
Ltd.

Argonaut Partnership L.P.                  8,400           *                   8,400              0              *

Aries Domestic Fund, L.P.                 21,165           *                  21,165              0              *

Aries Domestic Fund II, L.P.               1,650           *                   1,650              0              *

The Aries Master Fund                     52,185           *                  52,185              0              *

Ashton Partners, L.L.C.                   10,000           *                  10,000              0              *

BayStar Capital, L.P.                    200,000         1.4%                200,000              0              *

BayStar International, Ltd.              100,000           *                 100,000              0              *

Biotechnology Development                 10,000           *                  10,000              0              *
Fund, LP

Dompe Farmaceutici S.P.A.                 40,000           *                  40,000              0              *

David Gerstenhaber                        10,000           *                  10,000              0              *

Goldman Sachs Commodity
Corp., LLC

Strategic Technology Fund                 15,000           *                  15,000              0              *

Hardy Capital, LTD.                       25,000           *                  25,000              0              *

H&Q Healthcare Investors                 140,000           *                 140,000              0              *

H&Q Life Sciences Investors               90,000           *                  90,000              0              *

                                          SHARES BENEFICIALLY           NUMBER OF SHARES          SHARES BENEFICIALLY
                   NAME                 OWNED PRIOR TO OFFERING           BEING OFFERED         OWNED AFTER OFFERING(3)
                   ----                 -----------------------           -------------         -----------------------
                                         NUMBER(1)    PERCENT(2)                              NUMBER(1)     PERCENT(2)

Michael Hyman                               10,000        *                    10,000           0               *

The Ligon Family Limited                     1,900        *                     1,900           0               *
Partnership

The Nadine Ligon Charitable                  1,900        *                     1,900           0               *
Trust

Merlin BioMed, L.P.                         40,000        *                    40,000           0               *

Merlin BioMed International                 45,000        *                    45,000           0               *

Oakpoint Asset Management                   20,000        *                    20,000           0               *

Pogue Capital International                 50,000        *                    50,000           0               *
Ltd.

Quota - Rabbico II                          30,400        *                    30,400           0               *

Deborah Salerno                             10,000        *                    10,000           0               *

Special Situations Fund III,                60,000        *                    60,000           0               *
L.P.

Special Situations Cayman                   20,000        *                    20,000           0               *

Special Situations Private
Equity Fund, L.P.                          100,000        *                   100,000           0               *

Veredus Partners, L.P.                      86,200        *                    86,200           0               *

Alan J. Weber                               75,000        *                    75,000           0               *

Zeke L.P.                                  125,000        *                   125,000           0               *
                                        -----------                          ---------        ----

         TOTAL                           1,500,000                          1,500,000           0


----------
* Represents beneficial ownership of less than 1%.

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days.

(2) Percentage ownership is based on 14,592,511 shares of common stock outstanding on November 19, 1999. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3) Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

                              PLAN OF DISTRIBUTION

     The common stock offered by this prospectus may be sold from time to time by selling stockholders, who consist of the persons named under "Selling Stockholders" above and those persons' pledgees, donees, transferees or other successors-in-interest. We will pay all costs, expenses and fees in connection with the registration of the common stock offered by this prospectus. The selling stockholders must pay all brokerage commissions and similar selling expenses relating to the sale of their shares. The selling stockholders may sell their shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

     - a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     -    an exchange distribution in accordance with the rules of an exchange;

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

     - in open-market transactions in reliance on Rule 144 under the Securities Act of 1933, provided they meet the requirements of that rule.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. Because the selling stockholders may be deemed to be underwriters, they will be subject to the prospectus delivery requirements of the

Securities Act of 1933.

     We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

     If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required by Rule 424 under the Securities Act of 1933, setting forth:

     - the name of each of the selling stockholders and the participating broker-dealers;

     -    the number of shares involved;

     -    the price at which the shares were sold;

     - the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

     - a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     -    any other facts material to the transaction.

In addition, we will file a supplement to this prospectus if a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of the common stock.



                                  LEGAL MATTERS

     Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania will pass on the validity of the common stock offered with this prospectus.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 1999, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement which shall be borne by us. All of the expenses listed below, except the SEC registration fee and the Nasdaq listing fee, represent estimates only.

                                                                                   Estimated
                                                                                   ----------
     SEC registration fee...................................................      $  7,141.13
     Nasdaq listing fee.....................................................        17,500.00
     Blue sky qualification fees and expenses...............................         1,000.00
     Transfer agent fees....................................................         5,000.00
     Printing and engraving expenses........................................         4,000.00
     Accounting fees and expenses...........................................        20,000.00
     Legal fees and expenses................................................        75,000.00
     Miscellaneous fees and expenses........................................         3,358.87
                                                                                  -----------
                Total.......................................................      $133,000.00

Item 15. Indemnification of Directors and Officers.

     Our Amended and Restated Certificate of Incorporation provides that we will, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify any person who is or was an officer or director of Digene Corporation, as well as any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. In addition, our Amended and Restated Certificate of Incorporation eliminates personal liability of our directors to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time.

     Section 145 of the General Corporation Law permits a corporation to indemnify its directors, officers, employees or agents and any person serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses (including attorneys' fees) actually and reasonably incurred by such parties in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

     Section 102(b)(7) of the General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds; or

     - for any transaction from which the director derived an improper personal benefit.

No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     The purchase agreements (the form of which is Exhibit 4.4 to this registration statement) each provide that the purchaser named therein will severally, but not jointly, indemnify and hold harmless Digene Corporation and each director, each officer who signs this registration statement or any controlling person from and against any liability caused by:

     - any failure to comply with certain covenants and agreements contained in the purchase agreements;

     - the inaccuracy of any representation made by the respective purchaser in the applicable purchase agreement; or

     - any untrue or alleged untrue statement or omission in this registration statement or prospectus or any amendments or supplements thereto based upon information furnished to us in writing by the respective purchaser for use therein.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit
Number     Description
------     -----------
4.1        Form of Common Stock Certificate (Incorporated by reference to Exhibit
           4.1 to the Company's Registration Statement on Form S-1 (File No.
           333-2968)).

4.2 Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-2968)).

4.3 Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended June
           30, 1999).

4.4        Form of Purchase Agreement.

5.1        Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1       Consent of Ernst & Young LLP, Independent Auditors.

23.2       Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit
           5.1).

24.1       Power of Attorney (included on signature page).

Item 17. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and/or

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beltsville, State of Maryland, on November 22, 1999.

                                        DIGENE CORPORATION

                                        By:   /s/ Charles M. Fleischman
                                           -------------------------------------
                                           Charles M. Fleischman, President,
                                           Chief Operating Officer and
                                           Chief Financial Officer

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Evan Jones and Charles M. Fleischman and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

          Signature                     Title                           Date
          ---------                     -----                           ----
    /s/ Evan Jones             Chairman and Chief Executive        November 22, 1999
-----------------------------  Officer (principal executive
             Evan Jones        officer)

   /s/ Charles M. Fleischman   President, Chief Operating          November 22, 1999
-----------------------------  Officer, Chief Financial Officer
        Charles M. Fleischman  and Director (principal
                               financial officer)



   /s/ Joseph P. Slattery      Vice President, Finance and         November 22, 1999
-----------------------------  Controller (principal
        Joseph P. Slattery     accounting officer)



   /s/ Wayne T. Hockmeyer      Director                            November 22, 1999
-----------------------------
         Wayne T. Hockmeyer



   /s/ John H. Landon          Director                            November 22, 1999
-----------------------------
            John H. Landon



   /s/ Joseph M. Migliara      Director                            November 22, 1999
-----------------------------
           Joseph M. Migliara



   /s/ John J. Whitehead       Director                            November 22, 1999
-----------------------------
          John J. Whitehead

                                  EXHIBIT INDEX

Exhibit No.   Exhibit
-----------   -------
4.1           Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-2968)).

4.2           Amended and Restated Certificate of Incorporation (Incorporated by
              reference to Exhibit 3.1 to the Company's Registration Statement on Form
              S-1 (File No. 333-2968)).

4.3           Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended June 30, 1999).

4.4           Form of Purchase Agreement.

5.1           Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1          Consent of Ernst & Young LLP, Independent Auditors.

23.2          Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit
              5.1).

24.1          Power of Attorney (included on signature page).